EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	3/31/2010	3/31/2010
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,463	$1,483	$1,663	$2,015	$1,938	$1,945	$549
Fixed Charges (as below)	913	999	1,146	1,240	1,237	1,240	313
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(10)	(4)	(4)	(4)	(4)	(4)	(1)
Total Earnings	$2,366	$2,478	$2,805	$3,251	$3,171	$3,181	$861

FIXED CHARGES
Interest Expense	$694	$729	$838	$957	$973	$985	$250
Credit for Allowance for Borrowed Funds Used During Construction	36	82	79	75	67	58	14
Estimated Interest Element in Lease Rentals	173	184	225	204	193	193	48
Preferred Security Dividend Requirements of Consolidated Subsidiaries	10	4	4	4	4	4	1
Total Fixed Charges	$913	$999	$1,146	$1,240	$1,237	$1,240	$313

Ratio of Earnings to Fixed Charges	2.59	2.48	2.44	2.62	2.56	2.56	2.75